Exhibit 99.1

Greenbrook TMS to Host Investor Webcast on June 7, 2022

TORONTO--(BUSINESS WIRE)--June 1, 2022--Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) is pleased to announce that it will host a webcast investor presentation on Tuesday, June 7th, 2022, at 2:00 PM ET.

During the webcast, Bill Leonard, Chief Executive Officer, will conduct a presentation that will cover key areas of Greenbrook’s business. After the formal presentation, investors will have an opportunity to ask relevant questions through an interactive Q&A portal.

To listen to the webcast or to ask questions during the live event, please pre-register at the following link: https://event.webcasts.com/starthere.jsp?ei=1545464&tp_key=65f37425dc.

An archived version of the webcast and presentation will be available on the Company’s website, https://www.greenbrooktms.com/investors/events.htm following the event.

About Greenbrook TMS Inc.

Operating through 148 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 840,000 TMS treatments to over 24,000 patients struggling with depression.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.
Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867